FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2004

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

September 15, 2004

TSX.V: IXS

NEWS RELEASE

InNexus 20-F Registration cleared by SEC

InNexus Biotechnology, Inc. (the “Company”) is pleased to announce that the Company’s Registration Statement on Form 20-F, filed with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, has become effective today.    The Registration Statement can be viewed at www.sec.gov.

The 12(g) Registration permits the secondary trading of InNexus shares in the United States and will allow the Company to apply to cross-list on a U.S. stock exchange or trading facility.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

/a/ Alton C. Morgan

Dr. A. Charles Morgan

President

Contacts

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

           1-888-271-0788

Email:  business@innexusbiotech.com

       investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

September 20, 2004

TSX.V: IXS

NEWS RELEASE

InNexus Biotechnology Acquires Rights for Antibodies to use With SuperAntibody Technology Platform

InNexus Product Development to Emphasize Large Market, Non-Cancer Applications

InNexus Biotechnology, Inc. (the “Company”) announced an agreement to acquire specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron Inc. of Lexington, Kentucky. The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  The Company believes that these antibodies are ideal candidates for potency enhancement and potential commercialization using SuperAntibody Technology (“SAT”)

InNexus had previously purchased the intellectual property for SAT from ImmPheron and has been actively pursuing the licensing of SAT to major biotechnology companies for use with their products.  The acquisition of these antibodies expands the Company’s activities to include the application of SAT to development of its own product candidates for eventual licensing to pharmaceutical partners.

The companies have filed for intellectual property protection and will jointly develop a SuperAntibody version of an antibody with the ability to reduce plaque formation which causes narrowing of the arteries and the occurrence of Coronary Heart Disease (“CHD”).  The total annual market value of drugs to treat CHD is projected to reach $15 billion in 2007 and $23 billion in 2012.

InNexus will also acquire further rights to the underlying intellectual property for the monoclonal antibody 1F7, targeted to the treatment of chronic viral diseases.  1F7, an anti-idiotype monoclonal antibody, has over 10 years of research and demonstrated efficacy in primates for the treatment of AIDS, a chronic viral disease.  In addition, the antibody identifies an immune response in patients with Hepatitis C, which collaborates with and allows perpetuation of such chronic viral diseases.  Our studies indicate that the only practical way of creating a therapeutic from the antibody is through the creation of a SuperAntibody form; the underlying intellectual property, owned by ImmPheron, on the protein and protein-encoding sequence for the antibody is a necessary precursor for “humanization” prior to creation of the SuperAntibody form.

Consideration for the acquisition of all right title and interest in these antibodies will comprise the issuance to ImmPheron of  500,000 common shares of InNexus, the payment of $50,000 USD, a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from third party licensees of SuperAntibody versions of the antibodies.  This agreement is subject to due diligence and acceptance for filing by the TSX Venture Exchange.

Dr. Charles Morgan of InNexus stated, “We are pleased to have been able to acquire such exciting product development opportunities for SAT.  These antibodies are an example of the depth of potential SuperAntibody products available to the Company. We will continue to actively partner as a means to reduce our product development costs but we believe undertaking our own product development efforts will ultimately provide the largest return to our investors.  We also believe that these antibodies provide significant market opportunities while addressing unmet medical needs in non-cancer applications of SAT.

Dr. Heinz Kohler, President of ImmPheron, stated, “We have spent years in developing and characterizing the monoclonal antibodies that are at the center of this new agreement and are confident that they represent good product opportunities. We also realize that SuperAntibody technology is the key to making them successful products.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

On behalf of the Board of Directors of InNexus Biotechnology Inc.

/a/ Alton C. Morgan

Dr. A. Charles Morgan

President

Contacts:

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

Fax:  (425) 696-0068

  1-888-271-0788

Email:  business@innexusbiotech.com

investor@innexusbiotyech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

September 29, 2004

TSX.V: IXS

NEWS RELEASE

Brean Murray engaged for corporate finance and investment banking services in the U.S.

InNexus Biotechnology, Inc. (the “Company”) is pleased to announce that it has engaged Brean Murray & Co., Inc. (“Brean Murray”) as its non-exclusive corporate finance advisor and investment banker in the United States.

Brean Murray will be working with the Company to develop a program to introduce the Company to institutional investors, provide general financial advice to the Company and undertake specific investment banking transaction(s) and/or advisory assignments that may include public or private offerings of debt or equity securities, or mergers and acquisitions.

The terms of this engagement will be for a period of three years and be effective on the latter of TSX Venture Exchange approval or the cross-listing of the Company’s shares on the NASD OTC Bulletin Board.   On the effective date, the Company will issue to Brean Murray a warrant to acquire 150,000 shares of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on the day before the effective Date and a warrant to acquire 150,000 shares of the Company’s common stock at an exercise price equal to 200% of the closing price of the Company’s common stock on the day before the effective Date. In accordance with TSX Venture Exchange requirements, these warrants will vest quarterly over a one-year period from the date of TSX-V acceptance for filing.

Brean Murray & Co., Inc. is a 31 year old boutique investment bank with offices in New York and San Francisco.  They are a member firm of the New York Stock Exchange, providing quality institutional research, investment banking services, institutional sales and trading and asset management for high net worth individuals.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

/a/ Alton C. Morgan

Dr. A. Charles Morgan

President

Contacts

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

           1-888-271-0788

Email:  business@innexusbiotech.com

       investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   October 8, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director